UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 24, 2025, RedCloud Holdings plc (the “Company”) consummated its initial public offering (“IPO”) of 4,444,445 ordinary shares, par value £0.002 per share (the “Ordinary Shares”), at a public offering price of $4.50 per share, generating gross proceeds to the Company of approximately $20 million before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333-283012) for the IPO, was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2024 (as amended, the “Registration Statement”), and declared effective by the Commission on March 20, 2025.

In connection with the IPO, the Company entered into an Underwriting Agreement, dated March 20, 2025 (the “Underwriting Agreement”) with Roth Capital Partners, LLC (“Roth”) and Clear Street LLC (“Clear Street,” together with Roth, the “Representatives”), as representatives of the several underwriters set forth in Schedule I thereto (the “Underwriters”). The Company agreed to an underwriting discount of 7.0% to the public offering price of the Ordinary Shares sold in the IPO. The Underwriting Agreement contains representations, warranties and covenants made by the Company that are customary for transactions of this type. Under the terms of the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In addition, pursuant to the terms of the Underwriting Agreement, the Company and its officers and directors and certain shareholders have entered into lock-up agreements pursuant to which each of them has agreed, for a period of 180 days from the execution of the Underwriting Agreement, without the prior consent of the Representatives, not to offer, sell, transfer or otherwise dispose of the Company’s securities, subject to limited exceptions.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

In addition, the Company issued to Roth warrants to purchase up to 222,222 Ordinary Shares, which is equal to 5.0% of the number of Ordinary Shares sold in the IPO (the “Representative’s Warrants”). The Representative’s Warrants have an initial exercise price equal to $4.95 per share, or 110% of the public offering price of the Orindary Shares sold in the IPO. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on March 24, 2025. The Representative’s Warrants provide for registration rights (including a one-time demand registration right and unlimited piggyback rights, expiring at five years and seven years from March 24, 2025, respectively) and customary anti-dilution provisions, as permitted by FINRA Rule 5110(g)(8).

The foregoing description of the Representative’s Warrants is qualified in its entirety by reference to the full text of the Representative’s Warrants, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

On March 20, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

On March 24, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 20, 2025, by and among the Company, Roth Capital Partners, LLC and Clear Street LLC.
4.1	Representative’s Warrants, dated March 24, 2025, issued to Roth Capital Partners, LLC.
99.1	Press Release, dated March 20, 2025.
99.2	Press Release, dated March 24, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: March 24, 2025

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